Exhibit 99.2

News

LAN MAGAZINE NAMES RiT TECHNOLOGIES’ EPV AS
 “YEAR’S MOST EFFICIENT CABLING INFRASTRUCTURE PRODUCT”

– Prize Confirms EPV’s Clear Economic Benefit –

Tel Aviv, Israel, June 1, 2010 – RiT Technologies (NASDAQ: RITT) today announced that Russia’s LAN Magazine has named RiT’s EPV™ real-time cabling management solution as the year’s “Most Efficient Cabling Infrastructure Product” in its Product of the Year competition. In bestowing this award, LAN Magazine noted the strong economic benefit that use of the EPV brought to enterprises.

“We are proud that such a prominent industry magazine has recognized the potential of our EPV to reduce total cost of ownership (TCO), capital expenditures (CAPEX) and operating expenditures (OPEX),” commented Avi Kovarsky, President and CEO of RiT Technologies. “In launching the EPV last year, we brought a new concept to market: infrastructure management that could be deployed on a ‘plug-n-play’ basis by small-to-medium-sized and distributed organizations without investment in new servers or software.

“We are very excited by the market’s positive reception to the EPV and the promising new partnerships that it has opened up for us.”

LAN Magazine’s award was granted to a cabling infrastructure-related product, solution or technology that offered customers the greatest potential economic benefit. The winning product was expected to bring customers improved performance at lower costs or with less effort, thus reducing TCO, CAPEX and OPEX, and bringing rapid return on investment (ROI).

RiT’s EPV, a device-based solution that gives users an accurate, real-time picture of an organization’s cabling infrastructure, was recognized as the leading affordable solution for mainstream markets.

EPV is easy and simple to deploy and implement, and does not require any additional software or server installation, thus reducing the initial investment significantly. The hardware components of the system connect easily to panels in the communication racks. Once this hardware is connected to the network, EPV is ready to start providing comprehensive, up-to-date connectivity information needed to manage cabling infrastructure effectively.

About RiT Technologies
RiT is a leading provider of intelligent solutions for infrastructure management, asset management, environment and security, and network utilization. RiT Enterprise solutions address datacenters, communication rooms and workspace environments, ensuring maximum utilization, reliability, decreased downtime, physical security, automated deployment, asset tracking, and troubleshooting. RiT Environment and Security solutions enable companies to effectively control their datacenters, communications rooms and remote physical sites and facilities in real-time, comprehensively and accurately. RiT Carrier solutions provide carriers with the full array of network mapping, testing and bandwidth qualification capabilities needed for access network installation and service provisioning. RiT's field-tested solutions are delivering value in thousands of installations for top-tier enterprises and operators throughout the world.

For more information, please visit our website: www.rittech.com

RiT Technologies Ltd
24 Raoul Wallenberg St., Tel Aviv 69719, Israel

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COMPANY CONTACT:
Eran Ayzik
CFO
+972-3-766-4249
erana@rit.co.il

RiT Technologies Ltd
24 Raoul Wallenberg St., Tel Aviv 69719, Israel